FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.
Name and Address of Reporting Person* Brown Melvin H	2. Issuer Name and Ticker or Trading Symbol ELST			Relationship of Reporting Person to Issuer (Check all Applicable) __X___ Director _______ 10% Owner ______ Officer (give _______ Other title (Specify below) below)
(Last) (First) (Middle) 460 Lakeview Dr.	3. IRS Identification Number of Reporting Person at an entity (Voluntary)		4. Statement for (Month/Year) 12/2000
(Street) Burbank WA 99323			5. If Amendment; Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (check applicable line) _X__Form Filed by One Reporting Person ____Form Filed by more than One Reporting Person
(City) (State) (Zip)	Table 1 – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuers Fiscal Year Instr. 3 & 4)	6. Ownership Forum Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
COMMON						76,500	D

*If the form is filed by more that one Reporting Person see Instruction 4(b)(v).

FORM 5

(Continued)

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3,4 & 5)		6. Date Exercisable and Expiration Date (Month Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner-ship of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
						Date Exercisable	Expiration Date	Title	Amount of Number of Shares
				(A)	(D)
OPTIONS						2/6/98	2/5/01	Common	25,000	$0.41	25,000	D
OPTIONS						2/12/99	2/11/02	Common	25,000	$0.44	25,000	D
OPTIONS						2/11/00	2/11/03	Common	25,000	$2.81	25,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ MELVIN BROWN                                               Feb 9, 2001

__________________________________ ___________

** Signature of Reporting Person                        Date